SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


FORM  11-K


(Mark One)

   X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 (FEE REQUIRED) for the fiscal year ended December 31,
1993 or

       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period
from              to


Commission file number:  1-7221


	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

		Motorola Employees' Savings and Profit Sharing Plan


	B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

		Motorola, Inc., 1303 E. Algonquin Road, Schaumburg, IL 60196






The Consent of KPMG Peat Marwick attached hereto as an exhibit is a part hereof.



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee of the Motorola Employees' Savings and Profit Sharing Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


						MOTOROLA EMPLOYEES' SAVINGS
						AND PROFIT SHARING PLAN


Date:	June 28, 1994			By:    /s/  Bruce A. Mueller
						Bruce A. Mueller
						Vice President and Corporate
						Director of Human Resources,
						Infrastructure and Technology